Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
(in thousands, except for ratios)	2017	2016

Earnings (Loss)
Pretax income (loss) before equity in pretax earnings of unconsolidated affiliates	$3,293	$(11,693)
Fixed charges (net of interest capitalized)	4,318	4,531
Distribution of earnings from unconsolidated affiliates	—	—
Total Earnings (Loss)	$7,611	$(7,162)

Fixed Charges and Preference Dividends
Interest expense	$3,932	$4,054
Interest capitalized	—	—
Interest component of rent expense	386	477
Total Fixed Charges	4,318	4,531
Dividends on convertible perpetual preferred stock (pretax) (1)	—	5,672
Total Fixed Charges and Preference Dividends	$4,318	$10,203

Ratio of Earnings to Fixed Charges (2)	1.76	—

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (2)	1.76	—

(1) All outstanding shares of the Company's convertible perpetual preferred stock were converted for common stock or cash in the third and fourth quarters of fiscal year 2017. Dividend payments on the preferred stock ceased upon conversion.

(2) For the three months ended June 30, 2016, the Company reported a loss for the purposes of the above ratio calculations. As a result, earnings were not sufficient to cover fixed charges or preference dividends. The deficiency in earnings to fully cover fixed charges (i.e., a ratio of 1.00) was $11,693, and the deficiency to fully cover fixed charges and preference dividends was $17,365.